UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

MakeMusic, Inc.

(Name of Subject Company)

MakeMusic, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(including associated preferred stock purchase rights)

(Title of Class of Securities)

56086P202

(CUSIP Number of Class of Securities)

Karen L. VanDerBosch

Chief Financial Officer and Chief Operating Officer

MakeMusic, Inc.

7615 Golden Triangle Drive, Suite M

Eden Prairie, Minnesota 55344-3848

(952) 937-9611

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2013 (the “Initial Schedule 14D-9,” and together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by MakeMusic, Inc., a Minnesota corporation (“MakeMusic”), relating to the tender offer by LEAP Acquisition Corporation (“Purchaser”), a Minnesota corporation and a wholly-owned subsidiary of LaunchEquity Acquisition Partners, LLC Designated Series Education Partners, a designated series of a Delaware series limited liability company (“Parent”), which is a sponsored entity of LaunchEquity Partners, LLC, an Arizona limited liability company (“Parent Sponsor”), to purchase all of MakeMusic’s outstanding Shares for $4.85 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated March 22, 2013, which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13e-3 (collectively, as may be amended from time to time, the “Schedule TO”) and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following paragraph at the end of the section entitled “Litigation”:

On April 29, 2013, Parent Sponsor and MakeMusic issued a joint press release announcing that the special litigation committee appointed by MakeMusic’s board of directors issued its report (the “Report”) regarding the complaint, captioned Dr. Ezekiel Kruglick v. MakeMusic, Inc., as amended. A copy of the joint press release is been filed as Exhibit (a)(5)(J) to the Schedule 14D-9 and is incorporated herein by reference.

The Report concludes that the plaintiff’s claims lack merit, and, consequently, it is not in MakeMusic’s best interest to pursue any rights or remedies in connection with such claims. The foregoing description is qualified in its entirety by reference to the Report, which is filed as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(J)	Joint Press Release issued by MakeMusic, Inc. and LaunchEquity Acquisition Partners, LLC Designated Series Education Partners on April 29, 2013.

(a)(5)(K)	Report of the Special Litigation Committee of the Board of Directors of MakeMusic, Inc., dated April 29, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2013

MAKEMUSIC, INC.

By:	/s/ Karen L VanDerBosch
Name:	Karen L. VanDerBosch
Title:	Chief Operating Officer and Chief Financial Officer